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                              May 3, 2023

       Michael James McMullen
       Chief Executive Officer
       Metals Acquisition Limited
       3rd Floor, 44 Esplanade, St.
       St. Helier, Jersey, JE4 9WG

                                                        Re: Metals Acquisition
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed April 18,
2023
                                                            File No. 333-269007

       Dear Michael James McMullen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4 filed April 18,
2023

       Certain Agreements Related to the Business Combination
       Subscription Agreements, page 164

   1. Revise your disclosure to include the terms of the registration rights associated with the
                                                        PIPE Financing. In this
regard, we note your disclosure elsewhere indicating that New
                                                        MAC has agreed to grant
to the purchasers certain customary registration rights.
       Unaudited Pro Forma Condensed Combined Financial Information, page 173

   2. We note your supplemental responses submitted on April 27, 2023. Please revise adjustment 5(q) and
5(r) as stated in your supplemental response. Accordingly,
                                                        revise profit(loss) for
the year and loss per share numbers under the "50% redemption"
                                                        scenario and "no
redemption" scenario in Note 6 consistent with the revised unaudited pro
 Michael James McMullen
Metals Acquisition Limited
May 3, 2023
Page 2
      forma condensed combined statement of comprehensive income for the year ended
      December 31, 2022 presentation on page 178. Please revise or advise.
        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or
Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael James McMullen
                                                          Division of
Corporation Finance
Comapany NameMetals Acquisition Limited
                                                          Office of Energy &
Transportation
May 3, 2023 Page 2
cc:       Will Burns, Esq.
FirstName LastName